SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
                     Sections 13 and 15(d) of the Securities
                             Exchange Act of 1934.

                         Commission File Number 1-10640
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                            ReliaStar Financial Corp.
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             (Exact name of registrant as specified in its charter)

   20 Washington Avenue South, Minneapolis, MN 55401, telephone: 612-372-5932
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   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                                8% Notes due 2006
                              6 1/2% Notes due 2008
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            (Title of each class of securities covered by this Form)


                          Common Stock, $0.01 Par Value
                         Preferred Share Purchase Rights
                              6 5/8% Notes due 2003
                              8 5/8% Notes due 2005
                              7 1/8% Notes due 2003
                   8.20% Trust-Originated Preferred Securities
                   8.10% Trust-Originated Preferred Securities
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  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

             Rule 12g-4(a)(1)(i)       [  ]       Rule 12h-3(b)(1)(ii)      [  ]
             Rule 12g-4(a)(1)(ii)      [  ]       Rule 12h-3(b)(2)(i)       [  ]
             Rule 12g-4(a)(2)(i)       [  ]       Rule 12h-3(b)(2)(ii)      [  ]
             Rule 12g-4(a)(2)(ii)      [  ]       Rule 15d-6                [  ]
             Rule 12h-3(b)(1)(i)       [x]

         Approximate number of holders of record as of the certification or notice date:

                  8% Notes due 2006                   54
                  6 1/2% Notes due 2008               43
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         Pursuant to the requirements of the Securities Exchange Act of 1934
ReliaStar Financial Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:        September   1 , 2000                     BY:  /s/ Wayne R. Huneke
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